UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share,

quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq.	Piotr Korzynski, Esq.
Baker & McKenzie LLP	Baker & McKenzie LLP
452 Fifth Avenue	300 East Randolph Street, Suite 5000
New York, New York 10018	Chicago, IL 60601
(212) 626-4100	(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 and as amended and restated in its entirety on November 30, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person—(b) Tender Offer—The Offer” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following struck-through language is removed from the first full paragraph on page 2 in the “The Offer” section:

The obligation of Buyer to consummate the Offer will be subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities ~~(excluding Offer Securities tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time)~~ that, together with the Offer Securities then owned by Parent or its affiliates and the Offer Securities that will be transferred to Parent or Buyer pursuant to the Tender and Support Agreement (as defined below) at the Closing, represents at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”) (as described more fully in the Offer to Purchase under the caption “Other Agreements — The Purchase Agreement — Conditions of the Offer”), provided that Buyer has the right to waive or decrease the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); and

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to the last paragraph on page 28 in the “Certain Management Projections” section, as such paragraph was amended and restated by Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 5, 2023:

The Management Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Management Projections should not be regarded as an indication that we or anyone who received the Management Projections then considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Management Projections reflect numerous estimates and assumptions as to future events made by Olink’s management, including about profit margins, pricing, market growth, market share, general business conditions, economic conditions, competition and other relevant factors and other future events, all of which are difficult to predict and many of which are beyond Olink’s control. The Management Projections, as ultimately developed by Company management based on the Preliminary Projections and approved by the Board as described above under the section captioned “Background of the Transaction,” included the following such estimates and assumptions, among others:

•	Annual revenue growth rate ranging from approximately 43.0% for fiscal year 2023 to approximately 10.8% for fiscal year 2033, based on, among other things, the Company's continued outperformance relative to proteomics market growth, growth in the Company's distributed kits business and increasing adoption of the Company's products by biopharmaceutical companies as a component of drug development;

•	Annual gross margin expansion from fiscal years 2023 through 2027, contributing to an EBITDA (post-SBC) margin relative to revenues rising from approximately 2.6% for fiscal year 2023 to approximately 34.7% for fiscal year 2027, as a result of, among other things, lower raw material expenses and greater manufacturing efficiencies as the Company's business grows in scale;

•	Annual gross margins remaining relatively stable from fiscal years 2028 through 2033, contributing to an EBITDA (post-SBC) margin relative to revenues ranging between approximately 37.6% for fiscal year 2028 and approximately 39.7% for fiscal year 2033, as a result of, among other things, the relative efficiencies gained as the Company's business continues to grow in scale being offset by inflation and lower unit prices as proteomics technologies become more widely adopted; and

•	The relative scalability of the Company's operating expense base and the Company's ability to achieve business growth with relatively limited operating or capital expenses.

Olink’s management believed the assumptions and estimates were reasonable at the time the Management Projections were prepared, taking into account the relevant information available to Olink’s management at the time. Olink’s management views the Management Projections as being subject to inherent risks and uncertainties associated with such projections.

The following struck through language is removed from, and the bold and underlined language is added to, the first full paragraph after the table on page 28 in the “Certain Management Projections” section, as such paragraph was amended and restated by Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 5, 2023:

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing, any of their affiliates, or any other recipient of this information (including Parent and Buyer) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events.  None of the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing, intends to, and each of them disclaims any obligations to, update, revise or correct the Management Projections if they are or become inaccurate, except as may be required by applicable securities law. ~~None of the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing, or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Projections included in this Schedule 14D-9, except as may be required by applicable law.~~

The following bold and underlined language is added as the first sentence to the last paragraph on page 34 under the “Miscellaneous” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

J.P. Morgan has consented to the references to its fairness opinion in this Schedule 14D-9 and the filing of its fairness opinion as Exhibit (a)(5)(A) to this Schedule 14D-9.

The following bold and underlined language is added as the first sentence to the last paragraph on page 39 under the “Opinions of Olink’s Financial Advisors—Opinion of Goldman Sachs” section:

Goldman Sachs has consented to the references to its fairness opinion in this Schedule 14D-9 and the filing of its fairness opinion as Exhibit (a)(5)(B) to this Schedule 14D-9.

Item 8. Additional Information

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added after the last sentence of the last paragraph on page 43 under the “Right to an Arbitral Tribunal pursuant to Compulsory Redemption process” heading in the “Item 8. Additional Information” section:

The redemption price in the Compulsory Redemption will equal the Offer Consideration unless the Arbitral Tribunal determines that special cause dictates another price. An Arbitral Tribunal can only determine a price which is within the range requested by the respective parties, meaning not lower than the lowest requested price and not higher than the highest requested price. An Arbitral Tribunal may find special cause if, for example, a long period has elapsed between Closing and the commencement of the Compulsory Redemption, there has been a material change in circumstances in the period between Closing and the commencement of the Compulsory Redemption or if the Arbitral Tribunal determines that the Offer materials were misleading or contained material deficiencies. Given that Buyer will propose to pay an amount equal to the Offer Consideration in the Compulsory Redemption, as required by the Purchase Agreement, the price per Common Share or ADS received in the Compulsory Redemption cannot be lower than the Offer Consideration (unless a minority shareholder seeks to be paid an amount lower than the Offer Consideration). It is not currently possible to determine when the Compulsory Redemption will conclude.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: December 14, 2023	By:	/s/ Jon Heimer
Name: Jon Heimer
Title: Chief Executive Officer